March 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zynga Inc. 49,414,526 Shares of Class A Common Stock Registration Statement on Form S-1 (File No. 333-180078)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Zynga Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:30 p.m. Eastern Standard Time, on March 28, 2012, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from March 23, 2012 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 23, 2012:

107 to 107 prospective underwriters,

0 to 0 institutional investors

0 to 0 dealers

15 to 7 others

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

This Letter is executed as of the date first set forth above.

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BARCLAYS CAPITAL INC. J.P. MORGAN SECURITIES LLC ALLEN & COMPANY LLC

By: MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Henricks
Name:	Taylor Henricks
Title:	Vice President

By: GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

as representatives of the several underwriters

ZYNGA INC.

699 Eighth Street

San Francisco, CA 94103

March 26, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:     Mark P. Shuman

             Matthew Crispino

RE:	Zynga Inc. Registration Statement on Form S-1 (File No. 333-180078)

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 28, 2012, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ZYNGA INC.

/s/ REGINALD D. DAVIS
REGINALD D. DAVIS
General Counsel